TABOOLA.COM LTD.
C/O BROADRIDGE CORPORATE ISSUER SOLUTIONS
PO BOX 1342
BRENTWOOD, NY 11717

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D62521-S34154 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

TABOOLA.COM LTD.

The Board of Directors recommends you vote FOR the following proposal:	**For**	**Against**	**Abstain**
1. To approve an amendment to the Company's compensation policy for executive officers and directors to allow the Company to satisfy tax withholding obligations related to equity-based compensation and to approve a corresponding amendment to the compensation terms of the Company's directors and Chief Executive Officer, each as detailed in the Company's proxy statement dated November 5, 2021.	☐	☐	☐
	Yes	**No**	
1a. Are you a controlling shareholder of the Company or do you have a personal interest in the approval of Proposal 1, as such terms are defined in the Proxy Statement?	☐	☐	

If your interest arises solely from the fact that you hold shares in the Company, you would not be deemed to have a personal interest, and should mark "No."

(Please note: If you leave this question 1a. blank your shares will not be voted for Proposal 1).

Please sign exactly as name(s) appear(s) hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Signature [PLEASE SIGN AND DATE WITHIN THE BOX] Date

Signature (Joint Owners) [PLEASE SIGN AND DATE WITHIN THE BOX] Date

Important Notice Regarding the Availability of Proxy Materials for the Special General Meeting:
The Proxy Statement is available at www.proxyvote.com.

D62522-S34154

TABOOLA.COM LTD.
Special General Meeting of Shareholders
To be held December 14, 2021
This proxy is solicited by the Board of Directors

The undersigned shareholder(s) hereby appoint(s) Eldad Maniv, President and COO, and Yaron Kaneti, VP of Finance, of the Company and each of them, as proxies and attorneys-in-fact, each with the power to appoint (his/her) substitute or successive substitutes, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of TABOOLA.COM LTD. that the shareholder(s) is/are entitled to vote at the Special General Meeting of Shareholders to be held at 5:00 PM (Israel time) on December 14, 2021, at the Company's offices located at 2 Jabotinsky Street, 32nd FL., Ramat Gan, 5250501, Israel, and in their discretion, according to their best judgment and the recommendation of the board of directors, to vote upon such other business as may properly come before the meeting, any adjournment(s) or postponement(s) thereof. The undersigned shareholder(s) also acknowledge(s) receipt of the Notice of Special General Meeting of Shareholders and the Company's Proxy Statement for such meeting (including either a physical copy or by way of electronic access).

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations, only if the accompanying Item 1a. is also completed and you state whether or not you are a controlling shareholder and have a personal interest.

Continued and to be signed on reverse side